BUYER ATTACHMENT

Document updated:
February 2020



This attachment should be given to the Buyer prior to the submission of any offer and is not part of the Residential Resale Real Estate Purchase Contract's terms.



ATTENTION BUYER!

You are entering into a legally binding agreement.

☐ **1. Read the entire contract *before* you sign it.**

☐ **2. Review the Residential Seller's Property Disclosure Statement (See Section 4a).**
- This information comes directly from the Seller.
- Investigate any blank spaces, unclear answers or any other information that is important to you.

☐ **3. Review the Inspection Paragraph (see Section 6a).**

If important to you, hire a qualified:
- General home inspector
- Heating/cooling inspector
- Mold inspector
- Pest inspector
- Pool inspector
- Roof inspector

Verify square footage (see Section 6b)
Verify the property is on sewer or septic (see Section 6f)

☐ **4. Confirm your ability to obtain insurance and insurability of the property during the inspection period with your insurance agent (see Sections 6a and 6e).**

☐ **5. Apply for your home loan now, if you have not done so already, and provide your lender with all requested information (see Section 2f).**

It is your responsibility to make sure that you and your lender follow the timeline requirements in Section 2, and that you and your lender deliver the necessary funds to escrow in sufficient time to allow escrow to close on the agreed upon date. Otherwise, the Seller may cancel the contract and you may be liable for damages.

☐ **6. Read the title commitment within five (5) days of receipt (see Section 3c).**

☐ **7. Read the CC&R's and all other governing documents within five (5) days of receipt (see Section 3c), especially if the home is in a homeowner's association.**

☐ **8. Conduct a thorough pre-closing walkthrough (see Section 6l). If the property is unacceptable, speak up. After the closing may be too late.**

You can obtain information through the Buyer's Advisory at www.aaronline.com/manage-risk/buyer-advisory-3/.

Remember, you are urged to consult with an attorney, inspectors, and experts of your choice in any area of interest or concern in the transaction. Be cautious about verbal representations, advertising claims, and information contained in a listing.***Verify anything important to you.***

WARNING: *WIRE TRANSFER FRAUD*

Beware of wiring instructions sent via email. Cyber criminals may hack email accounts and send emails with fake wiring instructions. ***Always independently confirm wiring instructions prior to wiring any money.*** Do not email or transmit documents that show bank account numbers or personal identification information.

✔ *Buyer's Check List*

Richard Greene | HomeSmart | 602-743-5142 |

InstanetFORMS

RESIDENTIAL RESALE REAL ESTATE
PURCHASE CONTRACT

Document updated:
February 2020



The pre-printed portion of this form has been drafted by the Arizona Association of REALTORS®. Any change in the pre-printed language of this form must be made in a prominent manner. No representations are made as to the legal validity, adequacy and/or effects of any provision, including tax consequences thereof. If you desire legal, tax or other professional advice, please consult your attorney, tax advisor or professional consultant.



1. PROPERTY

1a.   1. **BUYER:**   **Ark7 Properties LLC**
BUYER'S NAME(S)

2. **SELLER:**   **SUMEET KAUR**   or ☐ as identified in section 9c.
SELLER'S NAME(S)

3. Buyer agrees to buy and Seller agrees to sell the real property with all improvements, fixtures, and appurtenances thereon
4. or incidental thereto, plus the personal property described herein (collectively the "Premises").

1b.   5. Premises Address: **1872 W SPRINGFIELD Way**   Assessor's #: **303-26-626**

6. City: **Chandler**   County: **Maricopa**   AZ, Zip Code: **85286**

7. Legal Description: **LOT 73 SILVERTON RANCH MCR 037222**

8. _____

9. _____

1c.   10. $ _____ **447,000.00** Full Purchase Price, paid as outlined below

11. $ _____ **5,000.00** Earnest Money _____

12. $ _____ **173,800.00** **Cash**

13. $ _____ **268,200.00** **Loan**

14. _____

15. _____

16. _____

17. Earnest Money is in the form of: ☐ Personal Check ☒ Wire Transfer ☐ Other _____

18. Upon acceptance of this offer, the Earnest Money, if any, will be deposited with: ☒ Escrow Company ☐ Broker's Trust Account.

19. **IF THIS IS AN ALL CASH SALE:** A Letter of Credit or a source of funds from a financial institution documenting the availability of
20. funds to close escrow *is* attached hereto.

1d.   21. **Close of Escrow:** Close of Escrow ("COE") shall occur when the deed is recorded at the appropriate county recorder's office.
22. Buyer and Seller shall comply with all terms and conditions of this Contract, execute and deliver to Escrow Company all closing
23. documents, and perform all other acts necessary in sufficient time to allow COE to occur on

24. _____ **October** _____ **19**, 20 **21** ("COE Date"). If Escrow Company or recorder's office is closed on the COE Date,
MONTH   DAY   YEAR

25. COE shall occur on the next day that both are open for business.

26. Buyer shall deliver to Escrow Company a cashier's check, wired funds or other immediately available funds to pay any down
27. payment, additional deposits or Buyer's closing costs, and instruct the lender, if applicable, to deliver immediately available funds to
28. Escrow Company, in a sufficient amount and in sufficient time to allow COE to occur on the COE Date.

29. Buyer acknowledges that failure to pay the required closing funds by the scheduled COE, if not cured after a cure notice is delivered
30. pursuant to Section 7a, shall be construed as a material breach of this Contract and the Earnest Money shall be subject to forfeiture.

31. All funds are to be in U.S. currency.

1e.   32. **Possession:** Seller shall deliver possession, occupancy, existing keys and/or means to operate all locks, mailbox, security
33. system/alarms, and all common area facilities to Buyer at COE or ☐ _____ .
34. Broker(s) recommend that the parties seek independent counsel from insurance, legal, tax, and accounting professionals regarding
35. the risks of pre-possession or post-possession of the Premises.

1f.   36. **Addenda Incorporated:** ☒ Additional Clause ☐ Buyer Contingency ☐ Domestic Water Well ☒ H.O.A.
37. ☐ Lead-Based Paint Disclosure ☐ Loan Assumption ☐ On-site Wastewater Treatment Facility ☐ Seller Financing ☐ Short Sale
38. ☐ Solar Lease / Solar Loan Assumption Addendum ☐ Other: _____

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SK <Initials

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Residential Resale Real Estate Purchase Contract • Updated: February 2020
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1g. 39. **Fixtures and Personal Property:** For purposes of this Contract, fixtures shall mean property attached/affixed to the Premises.
40. Seller agrees that all existing: fixtures on the Premises, personal property specified herein, and means to operate fixtures and
41. property (i.e., remote controls) shall convey in this sale. Including the following:

42. • built-in appliances, ceiling fans and remotes • media antennas/satellite dishes (affixed) • storage sheds
43. • central vacuum, hose, and attachments • outdoor fountains and lighting • storm windows and doors
44. • draperies and other window coverings • outdoor landscaping (i.e., shrubbery, • stoves: gas-log, pellet, wood-burning
45. • fireplace equipment (affixed)   trees and unpotted plants) • timers (affixed)
46. • floor coverings (affixed) • shutters and awnings • towel, curtain and drapery rods
47. • free-standing range/oven • smart home devices, access to which • wall mounted TV brackets and hardware
48. • garage door openers and remotes   shall be transferred (i.e., video doorbell,   (excluding TVs)
49. • light fixtures   automated thermostat) • water-misting systems
50. • mailbox • speakers (flush-mounted) • window and door screens, sun shades

51. If owned by Seller, the following items also are included in this sale:
52. • affixed alternate power systems serving • in-ground pool and spa/hot tub equipment • security and/or fire systems and/or alarms
53.   the Premises (i.e., solar)   and covers (including any mechanical or • water purification systems
54.   other cleaning systems) • water softeners

55. **Additional existing personal property included in this sale** (if checked):
56. ☒ refrigerator (description): **as pictured.** _____
57. ☒ washer (description): **as pictured.** _____
58. ☒ dryer (description): **as pictured.** _____
59. ☐ above-ground spa/hot tub including equipment, covers, and any mechanical or other cleaning systems (description): _____
60. _____
61. ☐ other personal property not otherwise addressed (description): _____
62. ☐ other personal property not otherwise addressed (description): _____

63. **Additional existing personal property included shall not be considered part of the Premises and shall be transferred with no**
64. **monetary value, and free and clear of all liens or encumbrances.**

65. Leased items shall **NOT** be included in this sale. Seller shall deliver notice of all leased items within three (3) days after Contract
66. acceptance. Buyer shall provide notice of any leased items disapproved within the Inspection Period or five (5) days after receipt of
67. the notice, whichever is later.

68. **IF THIS IS AN ALL CASH SALE:** Section 2 does not apply - go to Section 3.

2. FINANCING

2a. 69. **Pre-Qualification:** An AAR Pre-Qualification Form *is* attached hereto and incorporated herein by reference.

2b. 70. **Loan Contingency:** Buyer's obligation to complete this sale is contingent upon Buyer obtaining loan approval without Prior to
71. Document ("PTD") conditions no later than three (3) days prior to the COE Date for the loan described in the AAR Loan Status
72. Update ("LSU") form or the AAR Pre-Qualification Form, whichever is delivered later. **No later than three (3) days prior to the**
73. **COE Date, Buyer shall either: (i) sign all loan documents; or (ii) deliver to Seller or Escrow Company notice of loan**
74. **approval without PTD conditions AND date(s) of receipt of Closing Disclosure(s) from Lender; or (iii) deliver to Seller or**
75. **Escrow Company notice of inability to obtain loan approval without PTD conditions.**

2c. 76. **Unfulfilled Loan Contingency:** This Contract shall be cancelled and Buyer shall be entitled to a return of the Earnest Money if
77. after diligent and good faith effort, Buyer is unable to obtain loan approval without PTD conditions and delivers notice of inability
78. to obtain loan approval no later than three (3) days prior to the COE Date. If Buyer fails to deliver such notice, Seller may issue a
79. cure notice to Buyer as required by Section 7a and, in the event of Buyer's breach, Seller shall be entitled to the Earnest Money
80. pursuant to Section 7b. If, prior to expiration of any Cure Period, Buyer delivers notice of inability to obtain loan approval, Buyer
81. shall be entitled to a return of the Earnest Money. Buyer acknowledges that prepaid items paid separately from the Earnest Money
82. are not refundable.

2d. 83. **Interest Rate / Necessary Funds:** Buyer agrees that (i) the inability to obtain loan approval due to the failure to lock the interest
84. rate and "points" by separate written agreement with the lender; or (ii) the failure to have the down payment or other funds
85. due from Buyer necessary to obtain the loan approval without conditions and close this transaction is not an unfulfilled loan
86. contingency.

2e. 87. **Loan Status Update:** Buyer shall deliver to Seller the LSU, with at a minimum lines 1-40 completed, describing the current status
88. of the Buyer's proposed loan within ten (10) days after Contract acceptance and instruct lender to provide an updated LSU to
89. Broker(s) and Seller upon request.

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Residential Resale Real Estate Purchase Contract >>

2f. 90. **Loan Application:** Unless previously completed, within three (3) days after Contract acceptance Buyer shall (i) provide lender
91. with Buyer's name, income, social security number, Premises address, estimate of value of the Premises, and mortgage loan
92. amount sought; and (ii) grant lender permission to access Buyer's Trimerged Residential Credit Report.

2g. 93. **Loan Processing During Escrow:** Within ten (10) days after receipt of the **Loan Estimate** Buyer shall (i) provide lender with
94. notice of intent to proceed with the loan transaction in a manner satisfactory to lender; and (ii) provide to lender all requested
95. signed disclosures and the documentation listed in the LSU at lines 32-35. Buyer agrees to diligently work to obtain the loan and
96. will promptly provide the lender with all additional documentation requested.

2h. 97. **Type of Financing:** ☒ Conventional ☐ FHA ☐ VA ☐ USDA ☐ Assumption ☐ Seller Carryback ☐ _____
98. (If financing is to be other than new financing, see attached addendum.)

2i. 99. **Loan Costs:** All costs of obtaining the loan shall be paid by Buyer, unless otherwise provided for herein.

2j. 100. **Seller Concessions (if any):** In addition to the other costs Seller has agreed to pay herein, Seller will credit Buyer _____%
101. of the Purchase Price **OR** $ _____ (Seller Concessions). The Seller Concessions may be used for any Buyer fee, cost,
102. charge, or expenditure to the extent allowed by Buyer's lender.

2k. 103. **Changes:** Buyer shall immediately notify Seller of any changes in the loan program, financing terms, or lender described in the
104. Pre-Qualification Form attached hereto or LSU provided within ten (10) days after Contract acceptance and shall only make any
105. such changes without the prior written consent of Seller if such changes do not adversely affect Buyer's ability to obtain loan
106. approval without PTD conditions, increase Seller's closing costs, or delay COE.

2l. 107. **Appraisal Contingency:** Buyer's obligation to complete this sale is contingent upon an appraisal of the Premises acceptable to
108. lender for at least the purchase price. If the Premises fail to appraise for the purchase price in any appraisal required by lender,
109. Buyer has five (5) days after notice of the appraised value to cancel this Contract and receive a return of the Earnest Money or
110. the appraisal contingency shall be waived, unless otherwise prohibited by federal law.

2m. 111. **Appraisal Cost(s):** Initial appraisal fee shall be paid by ☒ Buyer ☐ Seller ☐ Other _____
112. at the time payment is required by lender and is non-refundable. If Seller is paying the initial appraisal fee, the fee ☐ will ☐ will not
113. be applied against Seller's Concessions at COE, if applicable. If Buyer's lender requires an updated appraisal prior to COE, it will be
114. performed at Buyer's expense. Any appraiser/lender required inspection cost(s) shall be paid for by Buyer.

3. TITLE AND ESCROW

3a. 115. **Escrow:** This Contract shall be used as escrow instructions. The Escrow Company employed by the parties to carry out the
116. terms of this Contract shall be:

117. **Clear Title Agency of Arizona**
ESCROW/TITLE COMPANY

118. **460 S Benson Ln #7**   **Chandler**   **AZ**   **85224**
ADDRESS   CITY   STATE   ZIP

119. **tbrooks@cleartitleaz.com**   **480-278-8440**
EMAIL   PHONE   FAX

3b. 120. **Title and Vesting:** Buyer will take title as determined before COE. If Buyer is married and intends to take title as his/her sole
121. and separate property, a disclaimer deed may be required. Taking title may have significant legal, estate planning and tax
122. consequences. Buyer should obtain independent legal and tax advice.

3c. 123. **Title Commitment and Title Insurance:** Escrow Company is hereby instructed to obtain and deliver to Buyer and Seller directly,
124. addressed pursuant to 8s and 9c or as otherwise provided, a Commitment for Title Insurance together with complete and legible copies
125. of all documents that will remain as exceptions to Buyer's policy of Title Insurance ("Title Commitment"), including but not limited to
126. Conditions, Covenants and Restrictions ("CC&Rs"); deed restrictions; and easements. Buyer shall have five (5) days after receipt of the
127. Title Commitment and after receipt of notice of any subsequent exceptions to provide notice to Seller of any items disapproved. Seller
128. shall convey title by warranty deed, subject to existing taxes, assessments, covenants, conditions, restrictions, rights of way, easements
129. and all other matters of record. Buyer shall be provided at Seller's expense an American Land Title Association ("ALTA") Homeowner's
130. Title Insurance Policy or, if not available, a Standard Owner's Title Insurance Policy, showing title vested in Buyer. Buyer may acquire
131. extended coverage at Buyer's own additional expense. If applicable, Buyer shall pay the cost of obtaining the ALTA Lender Title
132. Insurance Policy.

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SELLER | SELLER   <Initials   Initials>   *aℓ*   BUYER | BUYER

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___

3d. 133. **Additional Instructions:** (i) Escrow Company shall promptly furnish notice of pending sale that contains the name and address of
134. Buyer to any homeowner's association(s) in which the Premises are located. (ii) If Escrow Company is also acting as the title agency
135. but is not the title insurer issuing the title insurance policy, Escrow Company shall deliver to Buyer and Seller, upon deposit of funds, a
136. closing protection letter from the title insurer indemnifying Buyer and Seller for any losses due to fraudulent acts or breach of escrow
137. instructions by Escrow Company. (iii) All documents necessary to close this transaction shall be executed promptly by Seller and
138. Buyer in the standard form used by Escrow Company. Escrow Company shall modify such documents to the extent necessary to be
139. consistent with this Contract. (iv) Escrow Company fees, unless otherwise stated herein, shall be allocated equally between Seller and
140. Buyer. (v) Escrow Company shall send to all parties and Broker(s) copies of all notices and communications directed to Seller, Buyer
141. and Broker(s). (vi) Escrow Company shall provide Broker(s) access to escrowed materials and information regarding the escrow. (vii)
142. If an Affidavit of Disclosure is provided, Escrow Company shall record the Affidavit at COE.

3e. 143. **Tax Prorations:** Real property taxes payable by Seller shall be prorated to COE based upon the latest tax information available.

3f. 144. **Release of Earnest Money:** In the event of a dispute between Buyer and Seller regarding any Earnest Money deposited with
145. Escrow Company, Buyer and Seller authorize Escrow Company to release the Earnest Money pursuant to the terms and conditions
146. of this Contract in its sole and absolute discretion. Buyer and Seller agree to hold harmless and indemnify Escrow Company against
147. any claim, action or lawsuit of any kind, and from any loss, judgment, or expense, including costs and attorney fees, arising from or
148. relating in any way to the release of the Earnest Money.

3g. 149. **Prorations of Assessments and Fees:** All assessments and fees that are not a lien as of COE, including homeowner's
150. association fees, rents, irrigation fees, and, if assumed, insurance premiums, interest on assessments, interest on encumbrances,
151. and service contracts, shall be prorated as of COE or ☐ Other: _____

3h. 152. **Assessment Liens:** The amount of any assessment lien or bond including those charged by a special taxing district, such as a
153. Community Facilities District, shall be prorated as of COE.

4. DISCLOSURE

4a. 154. **Seller's Property Disclosure Statement ("SPDS"):** Seller shall deliver a completed AAR Residential SPDS form to Buyer
155. within three (3) days after Contract acceptance. Buyer shall provide notice of any SPDS items disapproved within the Inspection
156. Period or five (5) days after receipt of the SPDS, whichever is later.

4b. 157. **Insurance Claims History:** Seller shall deliver to Buyer a written five (5) year insurance claims history regarding the Premises (or a
158. claims history for the length of time Seller has owned the Premises if less than five (5) years) from Seller's insurance company or an
159. insurance support organization or consumer reporting agency, or if unavailable from these sources, from Seller, within five (5) days
160. after Contract acceptance. Buyer shall provide notice of any items disapproved within the Inspection Period or five (5) days after
161. receipt of the claims history, whichever is later.

4c. 162. **Foreign Sellers:** The Foreign Investment in Real Property Tax Act ("FIRPTA") is applicable if Seller is a non-resident alien
163. individual, foreign corporation, foreign partnership, foreign trust, or foreign estate ("Foreign Person"). Seller agrees to complete,
164. sign, and deliver to Escrow Company a certificate indicating whether Seller is a Foreign Person. FIRPTA requires that a foreign
165. seller may have federal income taxes up to 15% of the purchase price withheld, unless an exception applies. Seller is responsible
166. for obtaining independent legal and tax advice.

4d. 167. **Lead-Based Paint Disclosure:** If the Premises were built prior to 1978, Seller shall: (i) notify Buyer of any known lead-based paint
168. ("LBP") or LBP hazards in the Premises; (ii) provide Buyer with any LBP risk assessments or inspections of the Premises in Seller's
169. possession; (iii) provide Buyer with the Disclosure of Information on Lead-Based Paint and Lead-Based Paint Hazards, and any
170. report, records, pamphlets, and/or other materials referenced therein, including the pamphlet "Protect Your Family from Lead in Your
171. Home" (collectively "LBP Information"). Buyer shall return a signed copy of the Disclosure of Information on Lead-Based Paint and
172. Lead-Based Paint Hazards to Seller prior to COE.

173. ☐ LBP Information was provided prior to Contract acceptance and Buyer acknowledges the opportunity to conduct LBP risk
174. assessments or inspections during Inspection Period.

175. ☐ Seller shall provide LBP Information within five (5) days after Contract acceptance. Buyer may within ten (10) days
176. or _____ days after receipt of the LBP Information conduct or obtain a risk assessment or inspection of the Premises for the
177. presence of LBP or LBP hazards ("Assessment Period"). Buyer may within five (5) days after receipt of the LBP Information or five
178. (5) days after expiration of the Assessment Period cancel this Contract.

179. Buyer is further advised to use certified contractors to perform renovation, repair or painting projects that disturb lead-based paint in
180. residential properties built before 1978 and to follow specific work practices to prevent lead contamination.

181.   If Premises were constructed prior to 1978, **(BUYER'S INITIALS REQUIRED)** _____ _____
                                                                                                   BUYER   BUYER

182.   If Premises were constructed in 1978 or later, **(BUYER'S INITIALS REQUIRED)** _____ _____
                                                                                                   BUYER   BUYER

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___

SELLER | SELLER   <Initials   Initials>   BUYER | BUYER

Richard Greene | HomeSmart | 602-743-5142 |

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4e. 183. **Affidavit of Disclosure:** If the Premises are located in an unincorporated area of the county, and five (5) or fewer parcels of
184. property other than subdivided property are being transferred, Seller shall deliver a completed Affidavit of Disclosure in the form
185. required by law to Buyer within five (5) days after Contract acceptance. Buyer shall provide notice of any Affidavit of Disclosure items
186. disapproved within the Inspection Period or five (5) days after receipt of the Affidavit of Disclosure, whichever is later.

4f. 187. **Changes During Escrow:** Seller shall immediately notify Buyer of any changes in the Premises or disclosures made herein,
188. in the SPDS, or otherwise. Such notice shall be considered an update of the SPDS. Unless Seller is already obligated by this
189. Contract or any amendments hereto, to correct or repair the changed item disclosed, Buyer shall be allowed five (5) days after
190. delivery of such notice to provide notice of disapproval to Seller.

5. WARRANTIES

5a. 191. **Condition of Premises: BUYER AND SELLER AGREE THE PREMISES ARE BEING SOLD IN ITS PRESENT PHYSICAL**
192. **CONDITION AS OF THE DATE OF CONTRACT ACCEPTANCE.** Seller makes no warranty to Buyer, either express or implied, as
193. to the condition, zoning, or fitness for any particular use or purpose of the Premises. However, Seller shall maintain and repair the
194. Premises so that at the earlier of possession or COE: (i) the Premises, including all personal property included in the sale, will be in
195. substantially the same condition as on the date of Contract acceptance; and (ii) all personal property not included in the sale and
196. debris will be removed from the Premises. Buyer is advised to conduct independent inspections and investigations regarding the
197. Premises within the Inspection Period as specified in Section 6a. Buyer and Seller acknowledge and understand they may, but are
198. not obligated to, engage in negotiations for repairs/improvements to the Premises. Any/all agreed upon repairs/improvements will be
199. addressed pursuant to Section 6j.

5b. 200. **Warranties that Survive Closing:** Seller warrants that Seller has disclosed to Buyer and Broker(s) all material latent defects and
201. any information concerning the Premises known to Seller, excluding opinions of value, which materially and adversely affect the
202. consideration to be paid by Buyer. Prior to COE, Seller warrants that payment in full will have been made for all labor, professional
203. services, materials, machinery, fixtures, or tools furnished within the 150 days immediately preceding COE in connection with the
204. construction, alteration, or repair of any structure on or improvement to the Premises. Seller warrants that the information regarding
205. connection to a sewer system or on-site wastewater treatment facility (conventional septic or alternative) is correct to the best of
206. Seller's knowledge.

5c. 207. **Buyer Warranties:** Buyer warrants that Buyer has disclosed to Seller any information that may materially and adversely affect
208. Buyer's ability to close escrow or complete the obligations of this Contract. At the earlier of possession of the Premises or COE,
209. Buyer warrants to Seller that Buyer has conducted all desired independent inspections and investigations and accepts the Premises.
210. **Buyer warrants that Buyer is not relying on any verbal representations concerning the Premises except disclosed as follows:**
211. _____
212. _____

6. DUE DILIGENCE

6a. 213. **Inspection Period:** Buyer's Inspection Period shall be ten (10) days or _____ days after Contract acceptance. During the
214. Inspection Period Buyer, at Buyer's expense, shall: (i) conduct all desired physical, environmental, and other types of inspections
215. and investigations to determine the value and condition of the Premises; (ii) make inquiries and consult government agencies,
216. lenders, insurance agents, architects, and other appropriate persons and entities concerning the suitability of the Premises and
217. the surrounding area; (iii) investigate applicable building, zoning, fire, health, and safety codes to determine any potential hazards,
218. violations or defects in the Premises; and (iv) verify any material multiple listing service ("MLS") information. If the presence of
219. sex offenders in the vicinity or the occurrence of a disease, natural death, suicide, homicide or other crime on or in the vicinity is
220. a material matter to Buyer, it must be investigated by Buyer during the Inspection Period. Buyer shall keep the Premises free and
221. clear of liens, shall indemnify and hold Seller harmless from all liability, claims, demands, damages, and costs, and shall repair all
222. damages arising from the inspections. Buyer shall provide Seller and Broker(s) upon receipt, at no cost, copies of all inspection
223. reports concerning the Premises obtained by Buyer. Buyer is advised to consult the Arizona Department of Real Estate *Buyer*
224. *Advisory* to assist in Buyer's due diligence inspections and investigations.

6b. 225. **Square Footage: BUYER IS AWARE THAT ANY REFERENCE TO THE SQUARE FOOTAGE OF THE PREMISES, BOTH THE**
226. **REAL PROPERTY (LAND) AND IMPROVEMENTS THEREON, IS APPROXIMATE. IF SQUARE FOOTAGE IS A MATERIAL**
227. **MATTER TO BUYER, IT MUST BE INVESTIGATED DURING THE INSPECTION PERIOD.**

6c. 228. **Wood-Destroying Organism or Insect Inspection: IF CURRENT OR PAST WOOD-DESTROYING ORGANISMS OR INSECTS**
229. **(SUCH AS TERMITES) ARE A MATERIAL MATTER TO BUYER, THESE ISSUES MUST BE INVESTIGATED DURING THE**
230. **INSPECTION PERIOD.** Buyer shall order and pay for all wood-destroying organism or insect inspections performed during the
231. Inspection Period. If the lender requires an updated Wood-Destroying Organism or Insect Inspection Report prior to COE, it will be
232. performed at Buyer's expense.

6d. 233. **Flood Hazard: FLOOD HAZARD DESIGNATIONS OR THE COST OF FLOOD HAZARD INSURANCE SHALL BE**
234. **DETERMINED BY BUYER DURING THE INSPECTION PERIOD.** If the Premises are situated in an area identified as having
235. any special flood hazards by any governmental entity, **THE LENDER MAY REQUIRE THE PURCHASE OF FLOOD HAZARD**
236. **INSURANCE.** Special flood hazards may also affect the ability to encumber or improve the Premises.

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Residential Resale Real Estate Purchase Contract • Updated: February 2020
Copyright © 2020 Arizona Association of REALTORS®. All rights reserved.
<Initials   Initials>
SELLER | SELLER   BUYER | BUYER
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Residential Resale Real Estate Purchase Contract >>

6e. 237. **Insurance: IF HOMEOWNER'S INSURANCE IS A MATERIAL MATTER TO BUYER, BUYER SHALL APPLY FOR AND**
238. **OBTAIN WRITTEN CONFIRMATION OF THE AVAILABILITY AND COST OF HOMEOWNER'S INSURANCE FOR THE**
239. **PREMISES FROM BUYER'S INSURANCE COMPANY DURING THE INSPECTION PERIOD.** Buyer understands that any
240. homeowner's, fire, casualty, flood or other insurance desired by Buyer or required by lender should be in place at COE.

6f. 241. **Sewer or On-site Wastewater Treatment System:** The Premises are connected to a:
242. ☒ sewer system ☐ conventional septic system ☐ alternative system

243. **IF A SEWER CONNECTION IS A MATERIAL MATTER TO BUYER, IT MUST BE INVESTIGATED DURING THE INSPECTION**
244. **PERIOD.** If the Premises are served by a conventional septic or alternative system, the AAR On-site Wastewater Treatment Facility
245. Addendum is incorporated herein by reference.

246. **(BUYER'S INITIALS REQUIRED)** _____*aℓ*_____ _____
BUYER   BUYER

6g. 247. **Swimming Pool Barrier Regulations:** During the Inspection Period, Buyer agrees to investigate all applicable state, county, and
248. municipal Swimming Pool barrier regulations and agrees to comply with and pay all costs of compliance with said regulations prior to
249. occupying the Premises, unless otherwise agreed in writing. If the Premises contains a Swimming Pool, Buyer acknowledges receipt
250. of the Arizona Department of Health Services approved private pool safety notice.

251. **(BUYER'S INITIALS REQUIRED)** _____*aℓ*_____ _____
BUYER   BUYER

6h. 252. **BUYER ACKNOWLEDGMENT: BUYER RECOGNIZES, ACKNOWLEDGES, AND AGREES THAT BROKER(S) ARE NOT**
253. **QUALIFIED, NOR LICENSED, TO CONDUCT DUE DILIGENCE WITH RESPECT TO THE PREMISES OR THE SURROUNDING**
254. **AREA. BUYER IS INSTRUCTED TO CONSULT WITH QUALIFIED LICENSED PROFESSIONALS TO ASSIST IN BUYER'S**
255. **DUE DILIGENCE EFFORTS. BECAUSE CONDUCTING DUE DILIGENCE WITH RESPECT TO THE PREMISES AND THE**
256. **SURROUNDING AREA IS BEYOND THE SCOPE OF BROKER'S EXPERTISE AND LICENSING, BUYER EXPRESSLY**
257. **RELEASES AND HOLDS HARMLESS BROKER(S) FROM LIABILITY FOR ANY DEFECTS OR CONDITIONS THAT COULD**
258. **HAVE BEEN DISCOVERED BY INSPECTION OR INVESTIGATION.**

259. **(BUYER'S INITIALS REQUIRED)** _____*aℓ*_____ _____
BUYER   BUYER

6i. 260. **Inspection Period Notice:** Prior to expiration of the Inspection Period, Buyer shall deliver to Seller a signed notice of any items
261. disapproved. AAR's Buyer's Inspection Notice and Seller's Response form is available for this purpose. Buyer shall conduct all
262. desired inspections and investigations prior to delivering such notice to Seller and all Inspection Period items disapproved shall be
263. provided in a single notice.

6j. 264. **Buyer Disapproval:** If Buyer, in Buyer's sole discretion, disapproves of items as allowed herein, Buyer shall deliver to Seller a
265. signed notice of the items disapproved and state in the notice that Buyer elects to either:
266.   (1)   Immediately cancel this Contract, in which case:

267.   (a) If Buyer's notice specifies disapproval of items as allowed herein, the Earnest Money shall be released to Buyer.

268.   (b) If Buyer's notice fails to specify items disapproved as allowed herein, the cancellation will remain in effect but Buyer has
269.   failed to comply with a provision of this Contract and Seller may deliver to Buyer a cure notice as required by Section 7a.
270.   If Buyer fails to cure their non-compliance within three (3) days after delivery of such notice, Buyer shall be in breach and
271.   Seller shall be entitled to the Earnest Money. If, prior to expiration of the Cure Period, Buyer delivers notice specifying
272.   items disapproved as allowed herein, Buyer shall be entitled to a return of the Earnest Money.

273. **OR**

274.   (2)   Provide Seller an opportunity to correct the items disapproved, in which case:

275.   (a) Seller shall respond in writing within five (5) days or _____ days after delivery to Seller of Buyer's notice of items
276.   disapproved. Seller's failure to respond to Buyer in writing within the specified time period shall conclusively be deemed
277.   Seller's refusal to correct any of the items disapproved.

278.   (b) **If Seller agrees in writing to correct items disapproved, Seller shall correct the items, complete any repairs in a**
279.   **workmanlike manner and deliver any paid receipts evidencing the corrections and repairs to Buyer three (3) days**
280.   **or _____ days prior to the COE Date.**

281.   (c) If Seller is unwilling or unable to correct any of the items disapproved, Buyer may cancel this Contract within five (5) days
282.   after delivery of Seller's response or after expiration of the time for Seller's response, whichever occurs first, and the
283.   Earnest Money shall be released to Buyer. If Buyer does not cancel this Contract within the five (5) days as provided,
284.   Buyer shall close escrow without correction of those items that Seller has not agreed in writing to correct.

285. VERBAL DISCUSSIONS WILL NOT EXTEND THESE TIME PERIODS. Only a written agreement signed by both parties will extend
286. response times or cancellation rights.

287. BUYER'S FAILURE TO GIVE NOTICE OF DISAPPROVAL OF ITEMS OR CANCELLATION OF THIS CONTRACT WITHIN
288. THE SPECIFIED TIME PERIOD SHALL CONCLUSIVELY BE DEEMED BUYER'S ELECTION TO PROCEED WITH THE
289. TRANSACTION WITHOUT CORRECTION OF ANY DISAPPROVED ITEMS.

>>

Residential Resale Real Estate Purchase Contract • Updated: February 2020
Copyright © 2020 Arizona Association of REALTORS®. All rights reserved.
<Initials   Initials>
SELLER | SELLER   *aℓ*   BUYER | BUYER
Page 6 of 10
Richard Greene | HomeSmart | 602-743-5142 |
InstanetFORMS

Residential Resale Real Estate Purchase Contract >>

6k. 290. **Home Warranty Plan:** Buyer and Seller are advised to investigate the various home warranty plans available for purchase. The
291. parties acknowledge that different home warranty plans have different coverage options, exclusions, limitations, service fees and
292. most plans exclude pre-existing conditions.

293. ☐ A Home Warranty Plan will be ordered by ☐ Buyer or ☐ Seller with the following optional coverage
294. _____ , to be issued by _____ at a cost
295. not to exceed $ _____ , to be paid for by ☐ Buyer ☐ Seller ☐ Split evenly between Buyer and Seller
296. ☒ Buyer declines the purchase of a Home Warranty Plan.
297. **(BUYER'S INITIALS REQUIRED)** *aℓ*
BUYER   BUYER

6l. 298. **Walkthrough(s):** Seller grants Buyer and Buyer's inspector(s) reasonable access to conduct walkthrough(s) of the Premises for
299. the purpose of satisfying Buyer that any corrections or repairs agreed to by Seller have been completed, and the Premises are
300. in substantially the same condition as of the date of Contract acceptance. If Buyer does not conduct such walkthrough(s), Buyer
301. releases Seller and Broker(s) from liability for any defects that could have been discovered.

6m. 302. **Seller's Responsibility Regarding Inspections and Walkthrough(s):** Seller shall make the Premises available for all inspections
303. and walkthrough(s) upon reasonable notice by Buyer. Seller shall, at Seller's expense, have all utilities on, including any propane,
304. until COE to enable Buyer to conduct these inspections and walkthrough(s).

6n. 305. **IRS and FIRPTA Reporting:** The Foreign Investment in Real Property Tax Act ("FIRPTA") provides that, if a seller is a Foreign
306. Person, a buyer of residential real property must withhold federal income taxes up to 15% of the purchase price, unless an exception
307. applies. If FIRPTA is applicable and Buyer fails to withhold, Buyer may be held liable for the tax. Buyer agrees to perform any acts
308. reasonable or necessary to comply with FIRPTA and IRS reporting requirements and Buyer is responsible for obtaining independent
309. legal and tax advice.

7. REMEDIES

7a. 310. **Cure Period:** A party shall have an opportunity to cure a potential breach of this Contract. If a party fails to comply with any
311. provision of this Contract, the other party shall deliver a notice to the non-complying party specifying the non-compliance. If the
312. non-compliance is not cured within three (3) days after delivery of such notice ("Cure Period"), the failure to comply shall become a
313. breach of Contract. If Escrow Company or recorder's office is closed on the last day of the Cure Period, and COE must occur
314. to cure a potential breach, COE shall occur on the next day that both are open for business.

7b. 315. **Breach:** In the event of a breach of Contract, the non-breaching party may cancel this Contract and/or proceed against the
316. breaching party in any claim or remedy that the non-breaching party may have in law or equity, subject to the Alternative Dispute
317. Resolution obligations set forth herein. In the case of Seller, because it would be difficult to fix actual damages in the event of
318. Buyer's breach, the Earnest Money may be deemed a reasonable estimate of damages and Seller may, at Seller's option, accept
319. the Earnest Money as Seller's sole right to damages; and in the event of Buyer's breach arising from Buyer's failure to deliver the
320. notice required by Section 2b, or Buyer's inability to obtain loan approval due to the waiver of the appraisal contingency pursuant
321. to Section 2l, Seller shall exercise this option and accept the Earnest Money as Seller's sole right to damages. An unfulfilled
322. contingency is not a breach of Contract. The parties expressly agree that the failure of any party to comply with the terms and
323. conditions of Section 1d to allow COE to occur on the COE Date, if not cured after a cure notice is delivered pursuant to Section 7a,
324. will constitute a material breach of this Contract, rendering the Contract subject to cancellation.

7c. 325. **Alternative Dispute Resolution ("ADR"):** Buyer and Seller agree to mediate any dispute or claim arising out of or relating to this
326. Contract in accordance with the REALTORS® Dispute Resolution System, or as otherwise agreed. All mediation costs shall be paid
327. equally by the parties. In the event that mediation does not resolve all disputes or claims, the unresolved disputes or claims shall
328. be submitted for binding arbitration. In such event, the parties shall agree upon an arbitrator and cooperate in the scheduling of
329. an arbitration hearing. If the parties are unable to agree on an arbitrator, the dispute shall be submitted to the American Arbitration
330. Association ("AAA") in accordance with the AAA Arbitration Rules for the Real Estate Industry. The decision of the arbitrator shall be
331. final and nonappealable. Judgment on the award rendered by the arbitrator may be entered in any court of competent jurisdiction.
332. Notwithstanding the foregoing, either party may opt out of binding arbitration within thirty (30) days after the conclusion of the
333. mediation conference by notice to the other and, in such event, either party shall have the right to resort to court action.

7d. 334. **Exclusions from ADR:** The following matters are excluded from the requirement for ADR hereunder: (i) any action brought in the
335. Small Claims Division of an Arizona Justice Court (up to $3,500) so long as the matter is not thereafter transferred or removed from
336. the small claims division; (ii) judicial or nonjudicial foreclosure or other action or proceeding to enforce a deed of trust, mortgage, or
337. agreement for sale; (iii) an unlawful entry or detainer action; (iv) the filing or enforcement of a mechanic's lien; or (v) any matter that
338. is within the jurisdiction of a probate court. Further, the filing of a judicial action to enable the recording of a notice of pending action
339. ("lis pendens"), or order of attachment, receivership, injunction, or other provisional remedies shall not constitute a waiver of the
340. obligation to submit the claim to ADR, nor shall such action constitute a breach of the duty to mediate or arbitrate.

7e. 341. **Attorney Fees and Costs:** The prevailing party in any dispute or claim between Buyer and Seller arising out of or relating to this
342. Contract shall be awarded their reasonable attorney fees and costs. Costs shall include, without limitation, attorney fees, expert
343. witness fees, fees paid to investigators, and arbitration costs.

>>

Residential Resale Real Estate Purchase Contract • Updated: February 2020
Copyright © 2020 Arizona Association of REALTORS®. All rights reserved.

<Initials   Initials>

SELLER   SELLER   BUYER   BUYER

Page 7 of 10

Richard Greene | HomeSmart | 602-743-5142 |

InstanetFORMS

Residential Resale Real Estate Purchase Contract >>

8. ADDITIONAL TERMS AND CONDITIONS

8a. 344. _____

345. _____

346. _____

347. _____

348. _____

349. _____

350. _____

351. _____

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353. _____

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388. _____

389. _____

>>

<Initials   Initials>

SELLER | SELLER

BUYER | BUYER

Richard Greene | HomeSmart | 602-743-5142 |

InstanetFORMS

Residential Resale Real Estate Purchase Contract >>

8b. 390. **Risk of Loss:** If there is any loss or damage to the Premises between the date of Contract acceptance and COE or possession,
391. whichever is earlier, by reason of fire, vandalism, flood, earthquake, or act of God, the risk of loss shall be on Seller, provided,
392. however, that if the cost of repairing such loss or damage would exceed ten percent (10%) of the purchase price, either Seller or
393. Buyer may elect to cancel the Contract.

8c. 394. **Permission:** Buyer and Seller grant Broker(s) permission to advise the public of this Contract.

8d. 395. **Arizona Law:** This Contract shall be governed by Arizona law and jurisdiction is exclusively conferred on the State of Arizona.

8e. 396. **Time is of the Essence:** The parties acknowledge that time is of the essence in the performance of the obligations described
397. herein.

8f. 398. **Compensation:** Seller and Buyer acknowledge that Broker(s) shall be compensated for services rendered as previously agreed by
399. separate written agreement(s), which shall be delivered by Broker(s) to Escrow Company for payment at COE, if not previously paid.
400. If Seller is obligated to pay Broker(s), this Contract shall constitute an irrevocable assignment of Seller's proceeds at COE. If Buyer
401. is obligated to pay Broker(s), payment shall be collected from Buyer as a condition of COE. COMMISSIONS PAYABLE FOR THE
402. SALE, LEASING, OR MANAGEMENT OF PROPERTY ARE NOT SET BY ANY BOARD OR ASSOCIATION OF REALTORS®, OR
403. MULTIPLE LISTING SERVICE, OR IN ANY MANNER OTHER THAN BETWEEN BROKER AND CLIENT.

8g. 404. **Copies and Counterparts:** A fully executed facsimile or electronic copy of the Contract shall be treated as an original Contract.
405. This Contract and any other documents required by this Contract may be executed by facsimile or other electronic means and in any
406. number of counterparts, which shall become effective upon delivery as provided for herein, except that the Disclosure of Information
407. on Lead-Based Paint and Lead-Based Paint Hazards may not be signed in counterpart. All counterparts shall be deemed to
408. constitute one instrument, and each counterpart shall be deemed an original.

8h. 409. **Days:** All references to days in this Contract shall be construed as calendar days and a day shall begin at 12:00 a.m. and
410. end at 11:59 p.m.

8i. 411. **Calculating Time Periods:** In computing any time period prescribed or allowed by this Contract, the day of the act or event from
412. which the time period begins to run is not included and the last day of the time period is included. Contract acceptance occurs on the
413. date that the signed Contract (and any incorporated counter offer) is delivered to and received by the appropriate Broker. Acts that
414. must be performed three (3) days prior to the COE Date must be performed three (3) full days prior (i.e. – if the COE Date is Friday
415. the act must be performed by 11:59 p.m. on Monday).

8j. 416. **Entire Agreement:** This Contract, and any addenda and attachments, shall constitute the entire agreement between Seller and
417. Buyer, shall supersede any other written or oral agreements between Seller and Buyer and can be modified only by a writing signed
418. by Seller and Buyer. The failure to initial any page of this Contract shall not affect the validity or terms of this Contract.

8k. 419. **Subsequent Offers:** Buyer acknowledges that Seller has the right to accept subsequent offers until COE. Seller understands that
420. any subsequent offer accepted by Seller must be a backup offer contingent on the cancellation of this Contract.

8l. 421. **Cancellation:** A party who wishes to exercise the right of cancellation as allowed herein may cancel this Contract by delivering
422. notice stating the reason for cancellation to the other party or to Escrow Company. Cancellation shall become effective immediately
423. upon delivery of the cancellation notice.

8m. 424. **Notice:** Unless otherwise provided, delivery of all notices and documentation required or permitted hereunder shall be in writing
425. and deemed delivered and received when: (i) hand-delivered; (ii) sent via facsimile transmission; (iii) sent via electronic mail, if email
426. addresses are provided herein; or (iv) sent by recognized overnight courier service, and addressed to Buyer as indicated in Section
427. 8q, to Seller as indicated in Section 9a and to Escrow Company indicated in Section 3a.

8n. 428. **Release of Broker(s): Seller and Buyer hereby expressly release, hold harmless and indemnify Broker(s) in this**
429. **transaction from any and all liability and responsibility regarding financing, the condition, square footage, lot lines,**
430. **boundaries, value, rent rolls, environmental problems, sanitation systems, roof, wood infestation, building codes,**
431. **governmental regulations, insurance, price and terms of sale, return on investment or any other matter relating to the value**
432. **or condition of the Premises. The parties understand and agree that Broker(s) do not provide advice on property as an**
433. **investment and are not qualified to provide financial, legal, or tax advice regarding this real estate transaction.**

434. **(SELLER'S INITIALS REQUIRED)** _____*GK*_____ _____ **(BUYER'S INITIALS REQUIRED)** _____*al*_____ _____
        SELLER   SELLER   BUYER   BUYER

8o. 435. **Terms of Acceptance:** This offer will become a binding Contract when acceptance is signed by Seller and a signed copy delivered
436. in person, by mail, facsimile or electronically, and received by Broker named in Section 8q
437. by _____**September**_____ **15**, _____**2021**_____ at ___**08:00**___ ☐a.m./☒p.m., Mountain Standard Time.
438. Buyer may withdraw this offer at any time prior to receipt of Seller's signed acceptance. If no signed acceptance is received by this
439. date and time, this offer shall be deemed withdrawn and Buyer's Earnest Money shall be returned.

8p. 440. THIS CONTRACT CONTAINS TEN (10) PAGES EXCLUSIVE OF ANY ADDENDA AND ATTACHMENTS. PLEASE ENSURE
441. THAT YOU HAVE RECEIVED AND READ ALL TEN (10) PAGES OF THIS OFFER AS WELL AS ANY ADDENDA AND
442. ATTACHMENTS.

>>



Residential Resale Real Estate Purchase Contract >>

8q. 443. **Broker on behalf of Buyer:**

444. _____ **Richard Greene** _____ | **RG282** | **SA554691000**
PRINT AGENT'S NAME | AGENT MLS CODE | AGENT STATE LICENSE NO.

445. _____ | _____ | _____
PRINT AGENT'S NAME | AGENT MLS CODE | AGENT STATE LICENSE NO.

446. _____ **HomeSmart** _____ | **cril01**
PRINT FIRM NAME | FIRM MLS CODE

447. **8388 E Hartford Dr No. 100   Scottsdale** | **AZ** | **85255** | **LC506032000**
FIRM ADDRESS | STATE | ZIP CODE | FIRM STATE LICENSE NO.

448. **602-743-5142** | **602-503-4015** | **richvgreene@gmail.com**
PREFERRED TELEPHONE | FAX | EMAIL

8r. 449. **Agency Confirmation:** Broker named in Section 8q above is the agent of (check one):

450. ☒ Buyer; ☐ Seller; or ☐ both Buyer and Seller

8s. 451. **The undersigned agree to purchase the Premises on the terms and conditions herein stated and acknowledge receipt of**
452. **a copy hereof including the Buyer Attachment.**

453. *Ark7 Property LLC*   09/15/2021
^ BUYER'S SIGNATURE | MO/DA/YR | ^ BUYER'S SIGNATURE | MO/DA/YR
9/15/2021 5:06:49 PM MDT

454. **Ark7 Properties LLC** _____ | _____
^ BUYER'S NAME PRINTED | ^ BUYER'S NAME PRINTED

455. _____ | _____
ADDRESS | ADDRESS

456. _____ | _____
CITY, STATE, ZIP CODE | CITY, STATE, ZIP CODE

9. SELLER ACCEPTANCE

9a. 457. **Broker on behalf of Seller:**

458. _____ **Rahul Vohra** _____ | **rv179** | **SA654241000**
PRINT AGENT'S NAME | AGENT MLS CODE | AGENT STATE LICENSE NO.

459. _____ | _____ | _____
PRINT AGENT'S NAME | AGENT MLS CODE | AGENT STATE LICENSE NO.

460. _____ **HomeSmart** _____ | **cril11**
PRINT FIRM NAME | FIRM MLS CODE

461. **2680 S Val Vista Dr** | **Gilbert** | **AZ** | **85295** | **LC506032013**
FIRM ADDRESS | STATE | ZIP CODE | FIRM STATE LICENSE NO.

462. **(602) 230-7600** | _____ | **nameisrv@yahoo.com**
PREFERRED TELEPHONE | FAX | EMAIL

9b. 463. **Agency Confirmation:** Broker named in Section 9a above is the agent of (check one):

464. ☒ Seller; or ☐ both Buyer and Seller

9c. 465. **The undersigned agree to sell the Premises on the terms and conditions herein stated, acknowledge receipt of a**
466. **copy hereof and grant permission to Broker named in Section 9a to deliver a copy to Buyer.**

467. ☐ Counter Offer is attached, and is incorporated herein by reference. Seller must sign and deliver both this offer and the Counter
468. Offer. If there is a conflict between this offer and the Counter Offer, the provisions of the Counter Offer shall be controlling.

469. *Sumeet Kaur*   09/15/2021
^ SELLER'S SIGNATURE | MO/DA/YR | ^ SELLER'S SIGNATURE | MO/DA/YR

470. **SUMEET KAUR** _____ | _____
^ SELLER'S NAME PRINTED | ^ SELLER'S NAME PRINTED

471. _____ | _____
ADDRESS | ADDRESS

472. _____ | _____
CITY, STATE, ZIP CODE | CITY, STATE, ZIP CODE

473. ☐ **OFFER REJECTED BY SELLER:** _____ | _____ , 20_____ | _____
MONTH | DAY | YEAR | (SELLER'S INITIALS)

For Broker Use Only:

Brokerage File/Log No._____ Manager's Initials_____ Broker's Initials_____ Date_____
MO/DA/YR

Arizona Association of REALTORS

ADDENDUM   #2

Document updated:
June 1993



The pre-printed portion of this form has been drafted by the Arizona Association of REALTORS®. Any change in the pre-printed language of this form must be made in a prominent manner. No representations are made as to the legal validity, adequacy and/or effects of any provision, including tax consequences thereof. If you desire legal, tax or other professional advice, please consult your attorney, tax advisor or professional consultant.



1. This is an addendum originated by the: ☐ Seller ☒ Buyer ☐ Landlord ☐ Tenant.

2. This is an addendum to the Contract dated   **09/15/2021**   between the following Parties:
   MO/DA/YR

3. Seller/Landlord: **SUMEET KAUR**

4. Buyer/Tenant: **Ark7 Properties LLC**

5. Premises: **1872 W SPRINGFIELD Way**   **Chandler**   **AZ 85286**

6. The following additional terms and conditions are hereby included as a part of the Contract between Seller and Buyer for the above referenced Premises:

7. **The buyer and seller agree that the purchase contract showing the buyer as: Ark7**
8. **Properties LLC – Series #RUSUU.**
9. **All other items are to remain the same.**

10.
11.
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42. The undersigned agrees to the additional terms and conditions and acknowledges receipt of a copy hereof.

43. *Ark7 Property LLC*   09/20/2021
    9/20/2021 1:02:29 PM MDT

44. ☐ Seller ☒ Buyer   MO/DA/YR   ☐ Seller ☐ Buyer   MO/DA/YR
45. ☐ Landlord ☐ Tenant   ☐ Landlord ☐ Tenant

46. *Sumeet Kaur*   09/20/21

47. ☒ Seller ☐ Buyer   MO/DA/YR   ☐ Seller ☐ Buyer   MO/DA/YR
48. ☐ Landlord ☐ Tenant   ☐ Landlord ☐ Tenant

49. **For Broker Use Only:**

    Brokerage File/Log No. _____ Manager's Initials _____ Broker's Initials _____ Date _____
                                                                        MO/DA/YR



Richard Greene | HomeSmart | 602-743-5142 |